UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No: 3)

GTSI Corp.

(Name of Subject Company)

GTSI Corp.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Sterling Phillips

Chief Executive Officer

GTSI Corp.

2553 Dulles View Drive, #100

Herndon, Virginia 20171-5219

(703) 502-2000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703) 720-8600	Laurie L. Green, Esq. Holland & Knight LLP 515 East Las Olas Boulevard, Suite 1200 Fort Lauderdale FL 33301 (954) 525-1000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by GTSI Corp., a Delaware corporation (the “Company”), on May 18, 2012, as amended on May 30, 2012 and June 11, 2012. The Statement relates to a tender offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated May 18, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company at a purchase price of $7.75 per share (such price, or any per share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description

(a)(1)(viii)	Press Release issued by GTSI Corp. on June 11, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GTSI Corp. with the Securities and Exchange Commission on June 11, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2012	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips Jr. Chief Executive Officer

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